

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

Qingjiang Liao
Chairman and Chief Executive Officer
Dazhe Technology Group Co., Ltd.
5th Floor, Building D, Sea World, Huli District, Xiamen City,
Fujian Provin, China

> **Re: Dazhe Technology Group Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 23, 2026**
> **File No. 333-294530**

Dear Qingjiang Liao:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction